WestPark Capital, Inc.

1900 Avenue of the Stars, Suite 310

Los Angeles, CA 90067

February 14, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Re:	Nava Health MD, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-268022 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), WestPark Capital, Inc., as representative of the several underwriters, hereby joins the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time on February 14, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Thomas J. Poletti of Manatt, Phelps & Phillips, LLP, counsel of the representative of the underwriters, at (714) 371-2501 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

WestPark Capital, Inc.

By:	/s/ Craig Kaufman
Name: Craig Kaufman
Title: Head of Investment Banking